PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

[redacted]

09047036

BY COURIER

No/Date : F|D1 : 379|23-9-2009

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure
- An Announcement

9/30

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

Cyclades Interconnection Project

PPC S.A. announces that:

- The approval of the Environmental Impact Study for the Cyclades Interconnection was completed last week with the issuance of the relevant Common Ministerial Decision
- The Board of Directors, during its meeting on September 22nd, approved the initiation of the tendering procedures for the selection of the contractor for the construction of the Cyclades Interconnection and decided to invite RAE and HTSO to participate in the design and selection of technologies which will be included in the initial tender documents.

The Cyclades Interconnection Project, with a budget of €350 million, aims at:

- The security and reliability of the energy supply in the islands of Syros, Paros, Naxos and Mykonos
- The improvement of the quality of the supplied energy
- The improvement of the environmental conditions in the islands due to the decommissioning or placement in cold reserve of the autonomous power stations
- The possibility of future exploitation of the geothermal fields in Milos as well as energy generated by wind farms.

Athens 23-9-2009